SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

RumbleOn, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.001 per share
(Title of Class of Securities)

781386 206

(CUSIP Number)

Mark Tkach

1188 East Camelback Road

Phoenix, AZ 85014

(602) 532-4600

Carina L. Antweil

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS William Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,405 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,405 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,405 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.9% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 593,472 shares of Class B Common Stock held in The WRC 2021 Irrevocable Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which Mr. Coulter serves as Manager.
(2)	Excludes 2,621,028 shares of Class B Common Stock held by Mark Tkach as to which Mr. Coulter disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Coulter is the beneficial owner of such securities.
(3)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS Mark Tkach
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,621,028 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,621,028 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,028 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 15.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Excludes 2,621,405 shares of Class B Common Stock held by the other Reporting Persons hereto as to which Mr. Tkach disclaims beneficial ownership. This report shall not be construed as an admission that Mr. Tkach is the beneficial owner of such securities.
(2)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS WJC Properties, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 5,212,056 shares of Class B Common Stock held by the other Reporting Persons hereto as to which WJC Properties, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WJC Properties, L.L.C. is the beneficial owner of such securities.
(2)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS WRC-2009, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C., for which WRC-2009, L.L.C. is the controlling member. The WRC-98 Trust is the sole member of WRC-2009, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and The WRC-98 Trust, as to which WRC-2009, L.L.C. disclaims beneficial ownership. This report shall not be construed as an admission that WRC-2009, L.L.C. is the beneficial owner of such securities.
(3)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS The WRC-98 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 30,377 shares of Class B Common Stock (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,377 shares of Class B Common Stock (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,377 shares of Class B Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(2)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2% (3)
14	TYPE OF REPORTING PERSON OO

(1)	Includes 30,377 shares of Class B Common Stock held by WJC Properties, L.L.C. The WRC-98 Trust is the sole member of WRC-2009, L.L.C., which is the controlling member of WJC Properties, L.L.C.
(2)	Excludes 5,212,056 shares of Class B Common Stock held by the Reporting Persons hereto other than WJC Properties, L.L.C. and WRC -2009, L.L.C., as to which The WRC-98 Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC-98 Trust is the beneficial owner of such securities.
(3)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

CUSIP No. 781386 206

1	NAME OF REPORTING PERSONS The WRC 2021 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 593,472 shares of Class B Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 593,472 shares of Class B Common Stock
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 593,472 shares of Class B Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Excludes 4,648,961 shares of Class B Common Stock held by the other Reporting Persons hereto as to which The WRC 2021 Irrevocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that The WRC 2021 Irrevocable Trust is the beneficial owner of such securities.
(2)	Based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by RumbleOn, Inc. in its Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 23, 2023.

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D originally filed on March 6, 2023 (the “Schedule 13D”) with the Securities and Exchange Commission by William Coulter (“Mr. Coulter”) and Mark Tkach (“Mr. Tkach”), as amended by Amendment No. 1 filed on March 15, 2023, Amendment No. 2 filed on May 16, 2023 and Amendment No. 3 filed on June 20, 2023 (the Schedule 13D as so amended, the “Amended Schedule 13D”), with respect to the Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), of RumbleOn, Inc., a Nevada corporation (the “Issuer”). This Amendment No. 4 amends the Amended Schedule 13D as specifically set forth herein. Other than as set forth below, the Amended Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Amended Schedule 13D.

Item 2.	Identity and Background.

The information contained in Item 2 of the Amended Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

i.	Mr. Coulter with respect to shares directly owned by him, shares held in The WRC 2021 Irrevocable Trust, a trust established under the laws of Arizona (“2021 Trust”) for which Mr. Coulter serves as Trustee, and shares held by WJC Properties, L.L.C., an Arizona limited liability company (“WJC Properties”) for which Mr. Coulter serves as Manager. Mr. Coulter is the Trustee of The WRC-98 Trust, a trust created under the laws of Arizona (“98 Trust”), which is the sole member of WRC-2009. L.L.C., a Delaware limited liability company (“WRC LLC”), which is the controlling member of WJC Properties.

ii.	Mr. Tkach, with respect to shares directly owned by him;

iii.	WJC Properties, with respect to shares directly owned by it;

iv.	WRC LLC, as controlling member of WJC Properties;

v.	98 Trust, as the sole member of WRC LLC, which is the controlling member of WJC Properties; and

vi.	2021 Trust, with respect to shares directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.

(b)	The residence or business address of each of Mr. Coulter, WJC Properties, WRC LLC, 98 Trust, and 2021 Trust is 1188 East Camelback Road, Phoenix, AZ 85014. The residence or business address of Mr. Tkach is 901 W. Walnut Hill Lane, Irving, Texas 75038.

(c)	Mr. Coulter is the founder and Manager of Coulter Management Group LLLP. The address of Coulter Management Group LLLP is 1188 East Camelback Road, Phoenix, AZ 85014. The principal business of Coulter Management Group LLLP is managing multiple auto dealerships and investment real estate. Mr. Tkach is Interim Chief Executive Officer of the Issuer. WJC Properties is an Arizona limited liability company, and its principal business is managing investments. WRC LLC is a Delaware limited liability company, and its principal business is holding investments. The 98 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter. 2021 Trust is a trust created under the laws of Arizona for the benefit of Mr. Coulter.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Coulter and Mr. Tkach are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended to add the following:

As previously disclosed, on June 15, 2023, the Issuer entered into a binding term sheet (the “Proxy Term Sheet”) with Mr. Coulter and Mr. Tkach relating to the settlement of all outstanding matters currently subject to a proxy contest at the Issuer’s 2023 annual meeting of stockholders (the “2023 Annual Meeting”). Following the execution of the Proxy Term Sheet, the Issuer’s Board of Directors (the “Board”) and its committees took all necessary actions to (i) temporarily increase the size of the Board from seven to nine directors, (ii) appoint Melvin Flanigan to serve as an unclassified director on the Board with a term expiring at the 2023 Annual Meeting, and (iii) appoint Mr. Tkach to serve as an unclassified director on the Board, with a term expiring concurrently with the next vacancy created on the Board due to a Class I or Class III director’s resignation or removal from the Board, (such director, the “Departing Director”). Also following the execution of the Proxy Term Sheet, the Board appointed Mr. Coulter as an observer of the Board to serve until the 2023 Annual Meeting (the “Coulter Observer Period”).

On June 30, 2023, the Issuer entered into a Cooperation Agreement (the “Cooperation Agreement”) with Mr. Coulter and Mr. Tkach regarding the composition of the Issuer’s Board and certain other matters.

The Cooperation Agreement provides, among other things, that:

•	If there is a Departing Director, the Board will appoint Mr. Tkach to fill the vacancy created by the Departing Director. Effective upon the expiration of the unclassified term of Mr. Flanigan, the Board will take all necessary action to reduce the size of the Board by one director, and effective upon the expiration of the unclassified term of Mr. Tkach, the Board will take all necessary action to reduce the size of the Board by one director, resulting in the Board being reduced back to seven directors when both Messrs. Tkach’s and Flanigan’s unclassified terms have expired.

•	Mr. Tkach will resign from the Board no later than the date that is the later of (i) the end of his term as Interim Chief Executive Officer of the Issuer or (ii) Marshall Chesrown’s vacating his Board seat.

•	The Board and its committees will take all necessary actions to nominate Messrs. Coulter and Flanigan as candidates for election to the Board at the 2023 Annual Meeting. The Issuer will include Messrs. Coulter and Flanigan in the Issuer’s slate of nominees for election as directors at the 2023 Annual Meeting, and they will fill the seats vacated by Michael Marchlik and Adam Alexander. The Issuer will recommend, support and solicit proxies for the election of Messrs. Coulter and Flanigan at the 2023 Annual Meeting.

•	Following the expiration of Mr. Tkach’s term on the Board, the Issuer will appoint Mr. Tkach as an observer of the Board to serve from the expiration of Mr. Tkach’s term on the Board until the conclusion of the Issuer’s 2024 Annual Meeting of Stockholders, unless the Issuer and Mr. Tkach agree to extend this period (the “Tkach Observer Period”).

•	Mr. Coulter or Mr. Tkach, as the case may be, may have unrestricted access to attend and participate in any meetings of the Board or any committee thereof held during the Coulter Observer Period and Tkach Observer Period, respectively, as a non-voting observer and to the Issuer’s books and records.

•	Mr. Coulter, during the Coulter Observer Period, and Mr. Tkach, during the Tkach Observer Period, will not (i) be deemed a member of the Board, (ii) have the right to vote on any matter presented to the Board or any committee thereof, (iii) be considered or be required for purposes of establishing quorum and (iv) have the right to propose or offer any motions or resolutions to the Board. Mr. Coulter during the Coulter Observer Period and Mr. Tkach during the Tkach Observer Period, will have the right to (i) receive the same materials distributed to the Board and any committee thereof, (ii) receive notice of all meetings of the Board and any committee thereof and (iii) otherwise fully participate in meetings and discussions of the Board and any committee thereof (whether by person or by telephone), except for the right to vote, as if he were a member of the Board or the committees.

•	Until September 13, 2023, the Issuer will not name a new Chairman of the Board nor reconstitute the composition of the committees of the Board, except with the Board’s approval and the written consent of Mr. Coulter and Mr. Tkach.

•	Mr. Coulter and Mr. Tkach irrevocably withdrew their notice to the Issuer to nominate certain persons for election to the Board and make certain other proposals for consideration at the 2023 Annual Meeting and agreed to cease any and all solicitation and other activities in connection with the 2023 Annual Meeting, other than in support of the Issuer’s nominations and other Issuer proposals to be voted on at the 2023 Annual Meeting.

•	From the effective date of the Proxy Term Sheet until September 13, 2023 (the “Standstill Period”), Mr. Coulter and Mr. Tkach agreed to (i) appear in person or by proxy at each annual or special meeting of stockholders of the Issuer, whether such meeting is held at a physical location or virtually by means of remote communications, and (ii) vote all shares of Class B Common Stock beneficially owned in accordance with the Board’s recommendations with respect to all proposals submitted to stockholders at such meeting, in each case as the Board’s recommendation is set forth in the definitive proxy statement filed by the Issuer in respect of such meeting; provided, however, that if the 2023 Annual Meeting does not conclude by July 24, 2023 or Messrs. Alexander and Marchlik do not vacate the Board by July 24, 2023, then the Standstill Period will immediately end, and neither Mr. Coulter nor Mr. Tkach will have any further obligations or duties in connection with certain obligations described in the Cooperation Agreement.

•	During the Standstill Period, except as otherwise provided in the Cooperation Agreement, without the prior written consent of the Board, each of Mr. Coulter and Mr. Tkach agrees solely for and on behalf of himself that he will not, and will cause his affiliates and associates not to, alone or in concert with others, directly or indirectly (i) call or seek to call, or request the call of, any annual or special meeting of stockholders of the Issuer, including a “town hall meeting,” (ii) initiate, encourage, assist, grant or participate in any “solicitation” of proxies, (iii) nominate, recommend for nomination or give notice of intent to nominate or recommend for nomination a person for election at any such stockholder meeting, (iv) submit, initiate, make, submit a notice of intent to make, or be a proponent of any stockholder proposal for consideration at any such stockholder meeting, (v) seek to influence any third party with respect to the voting or disposition of Class B Common Stock, subject to certain exceptions, (vi) knowingly threaten or pursue, or knowingly assist any other person to threaten or pursue, any lawsuit, claim or proceeding before any court or governmental authority or regulatory authority against the Issuer without the consent of the majority of the Board, or (vii) advise, assist or encourage any third party to take any action or make any statement inconsistent with any of the foregoing.

•	The Issuer will pay to Mr. Coulter and Mr. Tkach, no earlier than July 1, 2023 and no later than July 5, 2023, an estimated $2,500,000 in the aggregate, as reimbursement for reasonable, documented out-of-pocket advisor fees and expenses incurred in connection with the matters related to the nomination of directors and submission of proposals at the 2023 Annual Meeting.

The foregoing summary of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is filed as Exhibit 99.9 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of Issuer.

The information contained in Item 5 of the Amended Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Class B Common Stock reported owned by each Reporting Person is based on 16,534,504 shares of Class B Common Stock outstanding as of May 26, 2023, as reported by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on June 23, 2023.

A.	Mr. Coulter

(a)	As of the date hereof, Mr. Coulter beneficially owned 2,621,405 shares of Class B Common Stock. Mr. Coulter’s beneficial ownership includes 593,472 shares of Class B Common Stock held in 2021 Trust, for which Mr. Coulter serves as Trustee, and 30,377 shares of Class B Common Stock held by WJC Properties, for which he serves as Manager. Mr. Coulter is the Trustee of 98 Trust, which is the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage: 15.9%

(b)

1.	Sole power to vote or direct vote: 2,621,405
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,621,405
4.	Shared power to dispose or direct disposition: 0

B.	Mr. Tkach

(a)	As of the date hereof, Mr. Tkach beneficially owned 2,621,028 shares of Class B Common Stock.

Percentage: 15.9%

(b)

1.	Sole power to vote or direct vote: 2,621,028
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 2,621,028
4.	Shared power to dispose or direct disposition: 0

C.	WJC Properties

(a)	As of the date hereof, WJC Properties beneficially owned 30,377 shares of Class B Common Stock.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

D.	WRC LLC

(a)	As of the date hereof, WRC LLC beneficially owned 30,377 shares of Class B Common Stock, as controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

E.	98 Trust

(a)	As of the date hereof, 98 Trust beneficially owned 30,377 shares of Class B Common Stock, as the sole member of WRC LLC, which is the controlling member of WJC Properties.

Percentage 0.2%

(b)

1.	Sole power to vote or direct vote: 30,377
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 30,377
4.	Shared power to dispose or direct disposition: 0

F.	2021 Trust

(a)	As of the date hereof, 2021 Trust beneficially owned 593,472 shares of Class B Common Stock.

Percentage 3.6%

(b)

1.	Sole power to vote or direct vote: 593,472
2.	Shared power to vote or direct vote: 0
3.	Sole power to dispose or direct disposition: 593,472
4.	Shared power to dispose or direct disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own 5,242,433 shares of Class B Common Stock owned in the aggregate by all of the Reporting Persons, totaling 31.8% of the outstanding Class B Common Stock.  Each Reporting Person disclaims beneficial ownership of such shares of Class B Common Stock except to the extent of their pecuniary interest therein.

(c)	As of the date hereof, the Reporting Persons have not effected any transactions in the Class B Common Stock since the filing of Amendment No.3.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Class B Common Stock described herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby amended to add the following:

The information contained in Item 4 of this Amendment No. 4 is incorporated by reference.

On July 3, 2023, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of a Statement on Schedule 13D (and any amendments thereto) with respect to the Class B Common Stock of the Issuer. Such Joint Filing Agreement is filed as Exhibit 99.10 hereto.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Amended Schedule 13D is hereby amended to add the following:

Exhibit 99.9 – Cooperation Agreement, dated June 30, 2023, by and among RumbleOn, Inc., William Coulter and Mark Tkach

Exhibit 99.10 – Joint Filing Agreement, dated July 3, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2023

/s/ William Coulter
William Coulter

/s/ Mark Tkach
Mark Tkach

WJC PROPERTIES, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

WRC-2009, L.L.C.

/s/ William Coulter
By: William Coulter
Title: Manager

The WRC-98 Trust

/s/ William Coulter
By: William Coulter
Title: Trustee

THE WRC 2021 Irrevocable Trust

/s/ William Coulter
By: William Coulter
Title: Trustee